SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Enzo Biochem, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

294100102
(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North, Suite 600

Birmingham, AL 35203

(205) 987-5577

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294100102	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,915,027
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,915,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,915,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,915,027
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,915,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,915,027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.03%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,705,654
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,705,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,705,654
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Discovery Co-Investment Fund I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,705,654
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,705,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,705,654
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.79%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Fund Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Harbert Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 294100102	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Jack Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Kenan Lucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Raymond Harbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,620,681
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,620,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,620,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Fabian Blank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,280
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,280
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 294100102	SCHEDULE 13D/A	Page 12 of 16 Pages

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D, filed with the Securities and Exchange Commission on April 8, 2019 as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) - (f) of the Schedule 13D are hereby amended and restated as follows:

(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Discovery Fund”), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Discovery Fund GP”), (iii) Harbert Discovery Co-Investment Fund I, LP (the “Discovery Co-Investment Fund” and together with the Discovery Fund, the “Funds”), (iv) Harbert Discovery Co-Investment Fund I GP, LLC (the “Discovery Co-Investment Fund GP” and together with the Discovery Fund GP, the “Fund GPs”), (v) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (vi) Harbert Management Corporation, an Alabama corporation (“HMC”), (vii) Jack Bryant, a United States citizen, (viii) Kenan Lucas, a United States citizen, (ix) Raymond Harbert, a United States citizen (collectively “Harbert”), and (x) Fabian Blank, a German citizen (“Mr. Blank” and together with Harbert, the “Reporting Persons”).

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock reported herein.

(b)	The principal business address for each of the Reporting Persons, with the exception of Mr. Blank, is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The principal business address for Mr. Blank is Roemerstrasse 6, 56864 Bad Bertrich, Germany.

(c)	Kenan Lucas is the managing director and portfolio manager of the Discovery Fund GP and the Discovery Co-Investment Fund GP, which serve as general partner of the Discovery Fund and the Discovery Co-Investment Fund, respectively. Jack Bryant is a Senior Advisor to the Discovery Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Discovery Fund GP and Discovery Co-Investment Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Funds with certain operational and administrative services. The principal business of each of the Funds is purchasing, holding and selling securities for investment purposes. Mr. Blank is a private investor and investment management advisor.

CUSIP No. 294100102	SCHEDULE 13D/A	Page 13 of 16 Pages

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and were not and are not, as a result of any such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The funds for the purchase of the Common Stock by the Funds came from the working capital of the Funds, over which HFA, HMC, the Fund GPs, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the shares of Common Stock reported in this Schedule 13D, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Common Stock directly owned by the Funds is approximately $17,299,630.

The funds for the purchase of the Common Stock by Mr. Blank came from his personal funds. The total cost of the Common Stock directly owned by Mr. Blank is approximately $37,409.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 17, 2019, Discovery Fund and Discovery Co-Investment Fund submitted to the Issuer a notice of their intention to nominate two individuals—Fabian Blank and Peter J. Clemens IV (collectively, the “Nominees”)—for election to the Board at the 2019 annual meeting of shareholders of the Issuer.

Additionally, Harbert issued a press release (the “Press Release”), announcing, among other things, its nomination of the Nominees. This description of the Press Release is qualified in its entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit 2 and is incorporated by reference herein.

CUSIP No. 294100102	SCHEDULE 13D/A	Page 14 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 47,556,807 shares of Common Stock outstanding as of June 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2019, filed with the Securities and Exchange Commission on June 10, 2019.

By reason of Harbert’s intention to solicit proxies of shareholders in favor of appointing Mr. Blank to the Board, Harbert and Mr. Blank may be deemed members of a “group” within the meaning of Section 13(d)(3) of the Act and the “group” may be deemed to beneficially own an aggregate of 5,630,961 shares of Common Stock, or approximately 11.84% of the outstanding shares of Common Stock. Harbert expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Blank and Mr. Blank expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Harbert.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Common Stock effected by Harbert since the filing of Harbert's last Schedule 13D amendment, which were all in the open market, are set forth in Annex A, and are incorporated herein by reference. Mr. Blank has not effected any transactions in the Common Stock in the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons entered into an agreement with each of the Nominees (the “Nomination Agreement”) whereby, among other things, each Nominee party to a Nomination Agreement agreed to obtain the consent of the Reporting Persons prior to any purchase or sale of securities of the Issuer occurring prior to the termination of the Nomination Agreement. This description of the Nomination Agreement is qualified in its entirety by reference to the full text of the Nomination Agreement, the form of which is attached hereto as Exhibit 3 and is incorporated by reference herein.

CUSIP No. 294100102	SCHEDULE 13D/A	Page 15 of 16 Pages

On September 17, 2019, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 2:	Press Release

Exhibit 3:	Form of Nomination Agreement

Exhibit 4:	Joint Filing Agreement

CUSIP No. 294100102	SCHEDULE 13D/A	Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2019

Harbert Discovery Fund, LP
By: Harbert Discovery Fund GP, LLC, its General Partner
By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP
By: Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.
By: /s/ John McCullough Executive Vice President and General Counsel
Harbert Management Corporation
By: /s/ John McCullough Executive Vice President and General Counsel
By: /s/ Jack Bryant Jack Bryant

By: /s/ Kenan Lucas Kenan Lucas

By: /s/ Raymond Harbert Raymond Harbert
Fabian Blank
/s/ Fabian Blank Fabian Blank

Annex A

This Annex sets forth information with respect to each purchase and sale (excluding brokerage commissions) of Common Stock which was effectuated by Harbert since the filing of Harbert's last Schedule 13D amendment. All transactions were effectuated in the open market through a broker.

Harbert Discovery Fund, LP

Trade Date	Common Stock Purchased (Sold)	Price Per Share ($)

08/16/2019	22,800	3.06
08/20/2019	9,700	3.11

EXHIBIT 2

Harbert Discovery Fund Nominates Two Highly-Qualified Independent Candidates to Enzo Biochem Board

Sends Letter to Shareholders Highlighting Enzo’s Sustained History of Underperformance and Missteps of Current Entrenched Board and Management Team

Believes Current Leadership Has Operated Enzo as a “Lifestyle Business” With Its Own Interests Placed Ahead of Shareholders’

HDF’s Director Candidates – Fabian Blank and Peter Clemens – Can Help Address Depressed Stock Price and Create Significant Value for All Shareholders

Full letter available at https://cureenzo.com/

Birmingham, AL, September 17, 2019 – Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (collectively “HDF”), the beneficial owner of more than 11.8% of the outstanding shares of Enzo Biochem, Inc. (NYSE: ENZ) (“Enzo” or the “Company”), announced today in a detailed letter to shareholders that it is nominating two director candidates for election to the Company’s Board of Directors (the “Board”) at its 2019 Annual Meeting of Shareholders.

The full text of the letter follows:

September 17, 2019

Dear Fellow Shareholders,

Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (collectively “HDF”) currently own approximately 11.8% of the outstanding shares of Enzo Biochem, Inc. (NYSE: ENZ) (“Enzo” or the “Company”), making us the Company’s largest shareholder.

We are writing today because we believe Enzo is deeply undervalued. This depressed valuation is, in our view, a direct result of the Company’s current Board of Directors’ (the “Board”) and management team’s persistent inability to execute Enzo’s stated strategy, deliver on the promises of the Company’s technology and manage the cost structure of the business prudently.

For decades, Enzo has operated as a “lifestyle business,” where management has seemingly placed its own personal and financial interests ahead of its shareholders’ best interests. The Board has repeatedly let this behavior go unchecked and has failed to hold management accountable for its clear inability to deliver profitable growth or acceptable absolute or relative shareholder returns.

Enzo’s underperformance is not a matter of perspective or a story requiring nuance: the Company has drastically underperformed the Russell 2000 by nearly 1,100% over the last 30 years. Clearly, it is time for change. This is why over the last several months we have attempted to engage in substantive, private discussions with the Company regarding the composition of the Board, in an effort to install new independent directors who can help address the Company’s problems. Unfortunately, the Board’s ultimate response to our discussions was unproductive, and we are now forced to pursue other options to ensure that shareholders are properly represented in the Board room.

We are nominating two highly-qualified Board candidates – Fabian Blank and Peter Clemens – for election at the 2019 Annual Meeting of Shareholders (the “Annual Meeting”). These independent candidates have deep operational, financial and strategic experience within the healthcare industry. Having already studied Enzo and the challenges it faces, both candidates are prepared to bring their substantive experience to bear to help steer the Company in the direction of long-term value creation for all shareholders. HDF believes our candidates can immediately help improve the Company’s expense structure and implement a growth strategy that will generate durable long-term shareholder value. Our nominees also are well-positioned to create near-term value through a full exploration of strategic alternatives, with a focus on potential sales of non-core assets and intellectual property.

The Case for Change at Enzo

Sustained History of Value Destruction:

It is our belief that management and the Board’s misguided strategy and failure to execute coupled with an excessive, misaligned and unjustifiable compensation structure has resulted in consistent value destruction for shareholders, as evidenced by Enzo’s stock price which has significantly underperformed any relevant index or peer group comparison across any time period, going back 30 years. See Image 1: Total Shareholder Return.

Total Shareholder Return

1,072%
3,341%
337%
199%
80%
84%
25%
36%
5%
(29%)
(13%)
(3%)
(42%)
(45%)
(36%)
1 Year TSR
3 Year TSR
5 Year TSR
10 Year TSR
30 Year TSR
ENZ
Russell 2000 Index
2018 Proxy Peer Group

History of Overpromising and Underdelivering:

Management has a long track record of hyping various platforms and technologies in development, only to fail to deliver the promised results. While this pattern is systemic and has repeated itself for decades, the debacle with AmpiProbe provides a current and salient example of this disappointing phenomenon.

Since 2012, Enzo has briefed investors on its strategy to roll out a new lower cost lab-to-lab business model derived from the development of AmpiProbe:

•	2012 – Management first highlighted AmpiProbe and its significant potential in March during its second quarter earnings call.

______________________________________________

1 Source: Bloomberg as of August 31, 2019.
Note: 2018 Proxy Peer Group performance calculated as an equal weight index.

•	2014 – Two years after the original promise of AmpiProbe, during the fiscal Q4 2014 earnings call in October, management stated in reference to AmpiProbe, “We hope to see the first of these tests available for marketing sometime after the first of the calendar year.”

•	2015 – The Company’s December investor presentation referred to the potential of AmpiProbe to deliver cost savings to the market, stating, “Enzo Is Positioned to Thrive NOW.”

•	2016 – AmpiProbe had still not progressed. On the fiscal Q3 2016 earnings call held in June, management stated, “I think we are in fairly good shape to hopefully see a comprehensive product sometime by year end or soon thereafter. And what I mean by comprehensive product is a panel that can potentially generate revenue growth for us as a company of some size.”

•	2018 – Two and a half years later on the fiscal Q1 2019 earnings call held in December 2018, management stated, “We have been working to now build systems that not only will be approved for a New York State approval, but also for an FDA approval and that is very important in the totality of this process and we are moving forward in that.” This comment is particularly objectionable considering management initially indicated that FDA approval would not be required, claiming New York State approval would suffice.

Despite its statements over the past seven years that AmpiProbe would drive growth and profitability for Enzo, as of today, AmpiProbe has not generated any material revenue for the Company. In fact, Enzo’s revenues declined from $103 million in fiscal 2012 to $87 million in the LTM period ended April 30, 2019.2

Similar to its failed promises about new products generating growth, for years management has repeatedly pointed to strategic partnerships as a source of growth – yet nothing has ever come to fruition.

•	2014 – “We continue to look for effective least dilutive ways to monetize many of the transformational technologies we have developed. And as such, we continue to explore joint ventures and other forms of partnerships as a way to help advance technologies and benefit all of us as shareholders” – Barry Weiner Q3 2014 Earnings Call.

•	2016 – “Establishing business relationships on many fronts is a key goal of the many goals that we have set forth for our team here. We are in dialog with multiple parties. We are fortunate that we have many platform technologies that appeal and touch on different segments of this particular marketplace and we are looking to expand those platforms into areas where we may not have the interest or the time or the focus to expand the utility of the platforms. And so we are in dialog. And you could very well see the consummation of relationships with a number of parties out there in the near future.” – Barry Weiner Q4 2016 Earnings Call.

•	2018 – “Finally, we have been developing cost effective approaches on various platforms, not only in molecular, but in the area of anatomical pathology, immunohistochemistry, in flow cytometry these various platforms and business opportunities that are under development, provide from multiple unique opportunities to partner and joint venture to exploit the commercialization capability that they present and dialog is now currently underway to try to move these products in a more expeditious way.” – Barry Weiner Q4 2018 Earnings Call.

•	2019 – “Our commercial efforts towards implementing our marketing plan is twofold, expanding our internal highly trained and technical sales teams and supplementing this effort with a focused business development program to partner, collaborate and/or combine with companies in the diagnostic testing market. In the past quarter alone we’ve held numerous discussions with many

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2 Source: Company filings.

strategic partners, many of whom we’ve met with over the last year. Defining the scope of new relationships and building collaborations and partnerships takes time. However, Enzo’s disruptive strategic plan is gaining market awareness and acceptance and we are confident new relationships will materialize.” – Barry Weiner Q2 2019 Earnings Call.

We have identified dozens of Company quotes substantively similar to the above. Despite all of these statements, to date the Company has not announced any material strategic partnerships, further illuminating the same pattern of hype and failure that the Board has overseen for years.

This is, in our view, the behavior of a leadership team more concerned with the self-perpetuation of a “lifestyle business” than with delivering results to shareholders, and of a Board that has failed to provide effective oversight for years.

Failed Corporate Governance:

Enzo’s corporate governance is structured to maintain the status quo and benefit insiders at the expense all other stakeholders. The over-tenured Board has approved a misguided strategy and not held management accountable for years of underperformance. It is widely accepted that boards that follow corporate governance best practices make better decisions that result in positive outcomes for all shareholders. They clearly define a company’s strategy and hold the management team accountable for delivering on that strategy. Enzo desperately needs fresh perspective in the boardroom in order to address numerous governance deficiencies, including:

•	Dual Chairman/CEO as compared to the overwhelming majority of Russell 3000 companies that have separated the two positions;[3]
•	Chairman/CEO holds a 44-year tenure;
•	CFO is on the Board with a running 43-year tenure;
•	Average director tenure is 20+ years as compared to an average of 11-13 years for the Russell 3000;[4]
•	Average director age is 65;
•	Classified Board as compared to the majority of Russell 3000 companies that elect all their directors annually;[5] and
•	Shareholders do not have the right to call a special meeting.

Excessive Compensation for Underperformance:

Consistent losses of shareholder value, consistent promises of successes just around the corner that never seem to arrive and a consistent lack of oversight at the Board level appear to be the hallmarks of Enzo.

Enzo has reported operating losses every year since 2004, with cumulative negative operating income of -$180 million, excluding legal expenses and settlements. Yet, during this same period, the Board approved paying Chairman / CEO Elazar Rabbani and his brother-in-law CFO Barry Weiner nearly $32 million, including a bonus every single year. This figure does not include the annual related-party payments Mr. Rabbani and Mr. Weiner receive in exchange for leasing the Farmingdale lab facility to the Company. In 2018, Mr. Rabbani and Mr. Weiner each received roughly $600,000 under this arrangement. Additionally, in 2018 while the stock cratered -59% over the course of the year, Mr. Rabbani and Mr. Weiner were paid $2.7 million not including the related party payments.

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3 https://www.russellreynolds.com/en/Insights/thought-leadership/Documents/TCB-Corporate-Board-Practices-2019.pdf

4 https://corpgov.law.harvard.edu/2019/05/07/corporate-board-practices-in-the-sp-500-and-russell-3000-2019-edition/

5 All of the five largest U.S. mutual funds, the Council of Institutional Investors, the largest public pension funds, and the leading proxy advisory firms (ISS and Glass Lewis) have adopted policies that support the annual election of directors and oppose board classification. See proxy voting guidelines for Fidelity, Vanguard, American Funds, Franklin Mutual Advisers, and T. Rowe Price; Council of Institutional Investors, Policies on Corporate Governance (2016); CalPERS, Global Principles of Accountable Corporate Governance (2010); Institutional Shareholder Services, U.S. Proxy Voting Summary Guidelines (2013), and Glass Lewis & Co., Proxy Paper Guidelines.

We believe this unacceptable performance coupled with Enzo’s hallmark of declining profitability is a direct result of management’s defective strategy and lack of execution, making the excessive compensation even more troubling. A truly independent and competent Board would not reward management for such dramatic long-term fundamental underperformance, and would instead have long ago aligned leadership’s compensation plan with the level of value generated for shareholders.

The Opportunity at Enzo

In spite of the decades of poor oversight and mismanagement, Enzo has a collection of businesses and assets that, with a sound growth strategy, more prudent expense structure, appropriate capital allocation, and effective, independent oversight could be worth significantly more than the value currently ascribed by the market.

The bulk of the value at Enzo could be unlocked through three factors:

1.	A new corporate strategy that acknowledges Enzo’s strengths and weaknesses as well as the broader market realities;
2.	A sale of non-core assets; and
3.	Once Enzo is generating cash, return of excess cash to shareholders.

Enzo’s attempts to launch a new model for the diagnostic marketplace has overburdened the business with unnecessary expenses. Enzo has neither the scale nor the expertise to execute on this strategy and attempting to do so puts the whole enterprise at risk. Enzo is too small today and building out a sales force would be too costly for Enzo to successfully market the “labs to labs” business whereby Enzo will serve as the “central capability” for smaller labs.6 Investor’s recognition of this fact is a significant factor of the share price underperformance over the years.

Instead, Enzo should focus on the inherent strengths of its lab’s location in a high-density population market and strong relationships with existing customers. Building on those two strengths coupled with prudent cost cuts could return that segment to profitability.

With respect to the life sciences division, Enzo is correct to look to strategic partnerships to accelerate growth. The failure to consummate any meaningful partnerships over the years is, we believe, a result of management failures and weak Board oversight as well as Enzo’s highly litigious reputation in the industry. Without change, shareholders will continue to see the pattern of promises without follow-through. However, we believe the vast expertise and extensive networks of our candidates will put Enzo in a position to execute strategic partnerships that can quickly accelerate growth in the life sciences division.

Enzo has a very valuable patent portfolio of 343 patents and 157 patents pending as evidenced by $117 million of settlements since 2001. Unfortunately, Enzo’s legal expenses over that period were $99 million.7 Not only has decades of patent litigation at Enzo harmed the Company’s reputation, impairing its ability to form partnerships for growth, but the litigation has not produced an attractive return for shareholders. Instead of continuing to litigate, Enzo should look to monetize non-core patents. This would provide an immediate, substantial cash inflow to the business, while also signaling to potential strategic partners that Enzo is looking to work together in good faith in the future.

The therapeutics division has value to a strategic buyer, but at Enzo it has proved to be a distraction to management and the Company as a whole. Instead of periodically promoting one potential therapy or another, only to see it fail to progress beyond a Phase I or Phase II trial, Enzo should sell the division to a buyer with a proven track record of successful therapeutic development. Divesting therapeutics would provide the best risk adjusted value for Enzo shareholders.

______________________________________________

6 Enzo third quarter and nine months operating results press release dated June 10, 2019.

7 SEC filings.

Following the right sizing of the clinical services cost structure, accelerated growth in the life sciences division, the sale of non-core IP, and the sale of the therapeutics division, Enzo could have a cash balance that matches or exceeds the current market capitalization of the business today. Under those assumptions, shareholders are getting $87 million of revenue for free today when peers for the clinical services division and life sciences division trade for roughly 2.2x revenue and 6.5x revenue, respectively. Applying those multiples to each segment implies nearly 3x upside from the current share price.

Clearly, there is substantial opportunity at Enzo for all shareholders. However, the current, misguided strategy is resulting in increasing expenses and a declining cash balance. The current Board cannot, in our view, achieve Enzo’s full potential. Immediate change is needed.

Our Solution for Enzo

It is our view that Enzo’s Board is entrenched, detached and more focused on self-perpetuation than the concerns of other shareholders. Its seeming acceptance of negative returns, insider dealings, and constant misallocation of capital is simply unacceptable. Each day the current Board remains in place the status quo continues – and shareholders suffer.

HDF believes two new independent directors will be able to refocus Enzo’s Board and swiftly deliver value for shareholders. After an extensive search, HDF has identified two extremely qualified Board candidates who we believe, upon election and subject to their fiduciary duties, will:

•	Bring new and necessary perspectives to the Board;
•	Develop a better strategic plan for the business;
•	Be immediately impactful in addressing the Company’s bloated cost structure;
•	Hold management accountable for its performance;
•	Deliver on the potential of strategic partnerships to grow the business;
•	Restructure executive compensation in a manner that is aligned with shareholder interests; and
•	Evaluate the full range of strategic alternatives available to create shareholder value.

HDF’s highly-qualified director candidates, who will truly represent and act in the best interests of all shareholders, will realign the Company’s operating and growth strategy and create significant value at Enzo, are:

Fabian Blank: Healthcare Advisor and Investor

Operational Expertise – Substantial operational and growth experience in healthcare space

•	Mr. Blank is a senior healthcare executive with a broad and diversified operational background across multiple areas of the healthcare industry and substantial experience advising companies like Enzo on healthcare strategy, digitalization, disruption, and growth.
•	Mr. Blank is an Independent Non-Executive Director of Georgia Healthcare Group PLC, an integrated healthcare group that is prime listed on the London Stock Exchange. His primary focus is on guiding the group through its digitalization and growth ambitions across its services-, pharma-, laboratory- and insurance assets.
•	Mr. Blank serves as an Advisory Board Member of GYANT.com, a US-based health tech company providing artificial intelligence enabled patient engagement services to HMOs and other healthcare players. He is particularly focused on establishing the company’s business in Europe.
•	Mr. Blank is the Non-Executive Chairman of Recover Health Ltd., an Israeli digital health startup focused on developing a digital platform to increase the quality of life of both stroke survivors and caregivers.
•	From 2013 to 2016, Mr. Blank was the CEO and Co-owner of the Meduna Klinik Group, a privately held clinic group specialized on post-acute services. He successfully grew revenues and EBITDA in a highly competitive market before consummating a successful sale to a private equity buyer.

•	From 2000 to 2013, he was at McKinsey & Company, Inc., where he also served as a Partner of the firm. He served technology and healthcare clients from various settings of acute, rehab, labs or polyclinics on growth topics, with operational presence in over 20 countries.
•	He holds a graduate business management degree (Diplom Kaufmann) from the HHL Leipzig Graduate School of Management and completed additional studies at University of Trier, Boston University’s Questrom School of Business and ESADE in Barcelona, Spain.

Peter (Pete) Clemens: Director of Vituro Health

Financial Expertise – Public healthcare company CFO

•	Mr. Clemens has a distinguished career in healthcare serving in multiple senior finance roles and is a two-time public company healthcare CFO with significant turnaround, growth, operational, and M&A experience. During his tenures, shareholders of his past companies saw annualized returns of 33.7% and 38.0%, respectively.
•	He is currently the Director of Vituro Health and Chairman of the Samford University Board of Overseers.
•	From 2011 to 2015, Mr. Clemens served as the CFO of Surgical Care Affiliates, providing valuable guidance through an IPO process, transitioning from private equity ownership, and several years of robust growth for the company.
•	From 1995 to 2010, he worked at Caremark where he held multiple senior finance roles for over 15 years and was CFO of the company as they successfully completed a $21B merger of equals with CVS Corporation after over a decade of tremendous growth and outsized returns to shareholders.
•	Mr. Clemens previously served on the board of DSI Renal, a privately-owned dialysis company that was sold to Fresenius in September of 2011.
•	Mr. Clemens began his career in credit and lending roles at both AmSouth Bank and Wachovia Bank.
•	He holds a Bachelor’s degree from Samford University and an MBA in Finance from Vanderbilt University.

The status quo is not what Enzo needs. We believe the current Board lacks the leadership, objectivity and perspective to hold management accountable and make decisions that are in the best interests of all shareholders. For months, HDF has attempted to engage in productive dialogue with the Company to reconstruct the Board. Our strong preference was to work privately in a constructive manner with the goal of greatly improving corporate governance while attempting to avoid the difficulties and distractions of a proxy battle. The Company’s response has been unproductive and discouraging, while highlighting the deep-seated issues resulting from the Company’s lack of leadership and oversight.

Without shareholder involvement, we believe management will continue to benefit as shareholders continue to suffer. Therefore, we are nominating our candidates for election to the Board at the 2019 Annual Meeting of Shareholders.

Sincerely,

Harbert Discovery Fund, LP

Harbert Discovery Co-Investment Fund I, LP

Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC and Harbert Discovery Co-Investment Fund I GP, LLC

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF ENZO BIOCHEM, INC. BY Harbert Discovery Fund, LP, Harbert Discovery Fund GP, LLC, Harbert discovery co-investment fund i, lp, harbert discovery co-investment fund i gp, llc, Harbert Fund Advisors, Inc., Harbert Management Corporation, Jack Bryant, Kenan Lucas, and Raymond Harbert WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF ENZO BIOCHEM, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D, AS ORIGINALLY FILED ON APRIL 8, 2019 AND AS MOST RECENTLY AMENDED ON SEPTEMBER 17, 2019. EXCEPT AS OTHERWISE DISCLOSED IN SUCH SCHEDULE 13D, THE PARTICIPANTS HAVE NO INTEREST IN ENZO BIOCHEM, INC.

Important Disclosure

THIS STATEMENT CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF ENZO BIOCHEM, INC. (“ENZO”). OUR VIEWS ARE BASED ON OUR ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED IS ACCURATE OR COMPLETE, NOR CAN THERE BE ANY ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. WE DO NOT RECOMMEND OR ADVISE, NOR DO WE INTEND TO RECOMMEND OR ADVISE, ANY PERSON TO PURCHASE OR SELL SECURITIES AND NO ONE SHOULD RELY ON THIS STATEMENT OR ANY ASPECT OF THIS STATEMENT TO PURCHASE OR SELL SECURITIES OR CONSIDER PURCHASING OR SELLING SECURITIES. THIS STATEMENT DOES NOT PURPORT TO BE, NOR SHOULD IT BE READ, AS AN EXPRESSION OF ANY OPINION OR PREDICTION AS TO THE PRICE AT WHICH ENZO’S SECURITIES MAY TRADE AT ANY TIME. AS NOTED, THIS STATEMENT EXPRESSES OUR CURRENT VIEWS ON ENZO. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME WITHOUT NOTICE AND WE MAKE NO COMMITMENT TO UPDATE THIS STATEMENT IN THE EVENT OUR VIEWS OR HOLDINGS CHANGE. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING ENZO AND ITS PROSPECTS WITHOUT RELYING ON, OR EVEN CONSIDERING, ANY OF THE INFORMATION CONTAINED IN THIS STATEMENT.

About Harbert Discovery Fund (HDF)

HDF invests in a concentrated portfolio of publicly traded small capitalization companies in the US and Canada. We perform significant due diligence on each portfolio company prior to investing. In addition to researching all publicly available information and meeting with management, our diligence includes substantial primary research with industry experts, consultants, bankers, customers and competitors. We often spend months or years researching ideas before making an investment decision and we only invest in companies that we believe are significantly undervalued, and where there is the potential for change to enhance or accelerate value creation. In an effort to unlock this potential value, we seek to work directly with the boards and management teams of our portfolio companies privately and collaboratively, engaging with them on a range of factors including governance, board composition, corporate strategy, capital allocation, strategic alternatives and operations. We have effected positive, fundamental changes at our current and past investments through this behind-the-scenes, constructive approach. HDF currently has board representation at three of our portfolio companies. In each case, changes to the board were agreed upon privately and it is our strong preference in every investment to avoid the unnecessary distractions and costs of a public proxy campaign.

About Harbert Management Corporation (HMC)

HMC is an alternative asset management firm with approximately $6.6 billion in regulatory assets under management as of September 1, 2019. HMC currently sponsors nine distinct investment strategies with dedicated investment teams. Additional information about HMC can be found at www.harbert.net.

Investor Contact

Okapi Partners LLC

Bruce Goldfarb / Chuck Garske / Jason Alexander, 212-297-0720

info@okapipartners.com

Media Contact

Sloane & Company
Dan Zacchei / Sarah Braunstein, 212-486-9500
dzacchei@sloanepr.com / sbraunstein@sloanepr.com

EXHIBIT 3

FORM OF NOMINATION AGREEMENT

1.       This Nomination Agreement (the “Agreement”) is by and between Harbert Discovery Fund, LP and Harbert Discovery Co-Investment Fund I, LP (“Harbert,” “we” or “us”) and [•] (“you”).

2.       You agree that you are willing, should we so elect, to become a member of a slate of nominees (the “Slate”) of a Harbert affiliate (the “Nominating Party”), which nominees shall stand for election as directors of Enzo Biochem, Inc. (the “Corporation”) in connection with a proxy solicitation (the “Proxy Solicitation”) to be conducted in respect of the 2019 annual meeting of shareholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means. You further agree to serve as a director of the Corporation if so elected or appointed.

3.       Harbert agrees on behalf of the Nominating Party that, so long as you actually serve on the Slate, Harbert will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof, (i) relating to your role as a nominee for director of the Corporation on the Slate, or (ii) otherwise arising from or in connection with or relating to the Proxy Solicitation. Your right of indemnification hereunder shall continue after the Annual Meeting has taken place but only for events that occurred prior to the Annual Meeting and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Harbert is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a nominee on the Slate or for any actions taken by you as a director of the Corporation, if you are elected. Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Solicitation, unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information, in the Questionnaires (as defined below) or otherwise in connection with the Proxy Solicitation. You shall promptly notify Harbert in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims. In addition, upon your delivery of notice with respect to any such claim, Harbert shall promptly assume control of the defense of such claim with counsel chosen by Harbert. Harbert shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Harbert may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim. If you are required to enforce the obligations of Harbert in this agreement in a court of competent jurisdiction, or to recover damages for breach of this agreement, Harbert will pay on your behalf, in advance, any and all expenses (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) actually and reasonably incurred by you in such action, regardless of whether you are ultimately determined to be entitled to such indemnification or advancement of expenses.

4.       You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected, as a director of the Corporation if such nominee later changes his mind and determines not to serve on the Slate or, if elected, as a director of the Corporation. Accordingly, Harbert is relying upon your agreement to serve on the Slate and, if elected, as a director of the Corporation. In that regard, you will be supplied with a questionnaire (the “Harbert Questionnaire”) in which you will provide Harbert with information necessary for the Nominating Party to make appropriate disclosure to the Corporation and to use in creating the proxy solicitation materials to be sent to stockholders of the Corporation and filed with the Securities and Exchange Commission in connection with the Proxy Solicitation, and may in the future be supplied with a questionnaire from the Corporation for similar purposes (together with the Harbert Questionnaire, the “Questionnaires”).

5.       You agree that (i) upon request you will promptly complete, sign and return the Questionnaires, (ii) your responses in the Questionnaires will be true, complete and correct in all respects, and (iii) you will provide any additional information related to the Proxy Solicitation as may be reasonably requested by Harbert. In addition, you agree that you will execute and return a separate instrument confirming that you consent to being nominated for election as a director of the Corporation and, if elected, consent to serving as a director of the Corporation. Upon being notified that you have been chosen, we and the Nominating Party may forward your consent and completed Questionnaires (or summaries thereof), to the Corporation, and we and the Nominating Party may at any time, in our and their discretion, disclose the information contained therein, as well as the existence and contents of this Agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

6.       You further agree that (i) you will treat confidentially all information relating to the Proxy Solicitation which is non-public, confidential or proprietary in nature; (ii) you will not issue, publish or otherwise make any public statement or any other form of public communication relating to the Corporation or the Proxy Solicitation without the prior approval of Harbert; and (iii) you will not agree to serve, or agree to be nominated to stand for election by the Corporation or any other stockholder of the Corporation (other than Harbert and its affiliates), as a director of the Corporation without the prior approval of Harbert.

7.       With respect to the purchase or sale of the securities of the Corporation, (i) you agree to obtain consent from Harbert prior to the purchase or sale of any securities of the Corporation and, should Harbert provide such consent, to provide necessary information following such purchases or sales so that we may comply with any applicable disclosure or other obligations which may result from such investment and (ii) Harbert or its affiliates shall prepare and complete any required disclosures including all regulatory filings related thereto at no cost to you. With respect to any purchases made pursuant to this paragraph you agree not to dispose of any such securities prior to the termination of this Agreement without the prior consent of Harbert.

8.       Each of us recognizes that should you be elected or appointed to the Board all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Corporation and to the stockholders of the Corporation and, as a result, that there is, and can be, no agreement between you and Harbert that governs the decisions which you will make as a director of the Corporation.

9.       This Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) your election or appointment to the Board, (iii) the termination of the Proxy Solicitation or (iv) our election to not include you as part of the Slate, provided, however, that the second and third, Harbert’s confidentiality obligations in the fifth, and the eighth, tenth and eleventh paragraphs of this Agreement shall survive such termination.

10.       This Agreement sets forth the entire agreement between Harbert and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by Harbert and you.

11.       This Agreement shall be governed by the laws of the State of Alabama, without regard to the principles of the conflicts of laws thereof. The parties agree to the exclusive jurisdiction of the state and federal courts of Birmingham, Alabama, and waive, and agree not to plead or to make, any claim that any action or proceeding brought in the state and federal courts of Alabama, Alabama has been brought in an improper or inconvenient forum.

[Signature Page Follows]

Agreed to as of the date the parties have signed:

HARBERT DISCOVERY FUND, LP

By: __________________________________
Name:
Title:
Date:

HARBERT DISCOVERY CO-INVESTMENT FUND I, LP

By: __________________________________
Name:
Title:
Date:

NOMINEE:

Name:
Date

EXHIBIT 4

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: September 17, 2019

Harbert Discovery Fund, LP
By: Harbert Discovery Fund GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I, LP
By: Harbert Discovery Co-Investment Fund I GP, LLC, its General Partner

By: Harbert Management Corporation, its Managing Member

By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Discovery Co-Investment Fund I GP, LLC

By: Harbert Management Corporation, its Managing Member
By: /s/ John McCullough Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.
By: /s/ John McCullough Executive Vice President and General Counsel
Harbert Management Corporation
By: /s/ John McCullough Executive Vice President and General Counsel
By: /s/ Jack Bryant Jack Bryant

By: /s/ Kenan Lucas Kenan Lucas

By: /s/ Raymond Harbert Raymond Harbert
Fabian Blank
/s/ Fabian Blank Fabian Blank